EX-1.16 17 exhibit1-16.htm EXHIBIT 1.16

BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

July 31, 2017

Item 3.	News Release

A news release issued on July 31, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. (the “Company” or “Aurora”) and Hempco Food and Fiber Inc. (“Hempco”) Agree on Terms for Strategic Investment.

Full Description of Material Change

Aurora and Hempco have agreed to amended terms whereby Aurora will make a strategic investment in Hempco for an ownership stake of up to 19.9% on a fully diluted basis, subject to applicable regulatory approvals.

Additionally, Aurora will be granted an option to acquire certain shares from the majority owners of Hempco, which, upon exercise, would bring Aurora's total ownership interest in Hempco to 50.1% on a fully diluted basis (the “Option”). If Aurora elects to exercise this Option, the shares will be acquired in tranches, the pricing of which is contingent on certain performance milestones of Hempco.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Corporate Secretary
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED July 31, 2017.

July 31, 2017	TSX: ACB	TSXV: HEMP

Aurora and Hempco Agree on Terms for Strategic Investment

Vancouver, BC & Burnaby, BC – July 31, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Hempco Food and Fiber Inc. (“Hempco”) (TSX-V: HEMP) are pleased to announce that, further to the Companies’ press release of June 8, 2017, as well as Hempco's press releases of June 16 and June 23, 2017, the companies have agreed to amended terms whereby Aurora will make a strategic investment in Hempco for an ownership stake of up to 19.9% on a fully diluted basis, subject to applicable regulatory approvals.

Additionally, subject to customary conditions including Hempco shareholder approval and the negotiation and execution of an option agreement, Aurora will be granted an option to acquire certain shares from the majority owners of Hempco, which, upon exercise, would bring Aurora's total ownership interest in Hempco to 50.1% on a fully diluted basis (the “Option”). If Aurora elects to exercise this Option, the shares will be acquired in tranches, the pricing of which is contingent on certain performance milestones of Hempco.

Hempco is one of the world’s largest producers of industrial hemp products, and currently offers three primary product lines: (1) bulk and packaged food products (e.g. hemp protein powder, hemp seed nut/ hearts, and hemp seed oil etc.); (2) hemp fibre; and (3) functional food/nutraceuticals. Hempco’s line of consumer packaged goods (CPG are sold under the brand “PLANETHEMP,” and Hempco products are distributed in seven countries.

Pursuant to the agreed upon terms, Aurora has agreed to purchase 10,558,676 units of Hempco at $0.3075 per unit for total gross proceeds of $3.2 million (the “Investment”). Upon completion of the Investment, Aurora shall hold 19.9% of the share capital in Hempco on a fully diluted basis. Each unit shall consist of one share and one full share purchase warrant (the “Warrants”). Each Warrant gives Aurora the right to purchase, for a period of two years following the closing date, one additional common share of Hempco for an exercise price of $0.41. The Warrants are subject to accelerated expiry in the event that Hempco common shares trade at or above a volume weighted average price of $0.65 for any 30-day period following the closing. In such event, the Warrants will be subject to accelerated expiry on 30 days from notice of the accelerated expiry being given by Hempco. Closing of this private placement is subject to receiving shareholder approval.

In connection with the Investment, Aurora has agreed to advance to Hempco $1.5 million at a rate of 10% per annum, and the advance shall be secured by Hempco. In the event that Hempco shareholders do not approve the Aurora Option within 60 days of the advance, the advance, together with accrued interest, will become repayable on demand, and Aurora shall not be required to proceed with the Investment. Following shareholder approval of the Aurora Option, funds advanced by Aurora, including the $750,000 that Aurora previously advanced to Hempco, as announced on June 8, 2017, will be applied against the purchase price for the Investment.

Additional Partnership Details

Should regulations change to allow for extraction of CBD from hemp, Hempco has agreed to provide Aurora right of first refusal to purchase all of the industrial hemp flowers and leaves that Hempco can acquire for extraction of CBD. Any material that Aurora does not purchase under the right of first refusal may be sold to a third party, but Hempco will not extract CBD from this material itself, unless authorized by Aurora to do so.

Additionally, Aurora and Hempco have agreed to enter into an investor rights agreement whereby Aurora shall have the right to appoint two members to Hempco’s Board of Directors and shall have the right to participate in future financings of Hempco in order to allow Aurora to maintain its ownership stake in Hempco for so long as Aurora maintains a 10% ownership interest in Hempco.

In order to focus his efforts on the commercial development of Hempco, Charles Holmes will resign from his position as CEO of Hempco upon an appropriate replacement being selected by Hempco’s Board of Directors and approved by Aurora. The companies will endeavour to recruit new leadership with deep experience in packaged goods and marketing to work with existing management in growing the business to its full potential.

Management commentary

“Having successfully completed due diligence, we have decided to progress with our strategic investment in Hempco, thereby gaining access to a rapidly growing health supplement market, as well as securing considerable quantities of low-cost raw material for the potential future production of CBD extracts,” said Terry Booth, CEO of Aurora. “The diversification that our investment in and collaboration with Hempco brings to Aurora further strengthens our position as innovation leader in the industry, and we look forward to executing on our partnership with Hempco.”

Charles Holmes, CEO of Hempco, added, “This transaction will greatly accelerate our commercial development, enabling us to aggressively pursue growth in the hemp-based dietary supplements industry, and become a meaningful supplier to Aurora of CBD-containing raw material. I look forward to working with the Aurora team in taking Hempco to the next level in its development.”

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. Aurora also recently acquired Pedanios GmbH, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union (“EU”), based in Berlin, Germany. In addition, the company is the cornerstone investor with a 19.9% stake in Cann Group Limited, the only Australian company licensed to conduct research on and cultivate medical cannabis, Aurora’s common shares trade on the TSX under the symbol “ACB”. Visit www.auroramj.com for more information.

About Hempco

For more than 15 years Hempco has been a trusted and respected pioneer, innovator and provider of premier hemp seed foods. Hempco is committed to developing hemp foods, hemp fiber and hemp nutraceuticals, a “tri-crop” opportunity for producers and processors. Hempco is expanding its processing ability to meet global demand through a 56,000 sq. ft. facility located at Nisku, Alberta. Hempco’s common shares trade on the TSX Venture Exchange under the symbol “HEMP”.

On behalf of the Board of Directors,

AURORA CANNABIS INC.	Hempco Food & Fiber
Terry Booth, CEO	Charles Holmes, CEO

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Further information:

Aurora Cannabis Inc.

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	+1 416 848 1397
cam@auroramj.com	mlakmaaker@national.ca

Hempco Food and Fiber Inc.

Don Mosher

Business Development Executive
+1 604-685-6465
don@hempcocanada.com

www.hempcocanada.com

www.planethemp.ca

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release, including the assumptions that the Hempco shareholders will approve the creation of a new control person and allow the private placement to proceed. Forward- looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Companies are under no obligation, and expressly disclaim, any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

None of the TSX, the TSX Venture and their Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange and the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.